1331 Gemini Street Suite 250 Houston, TX 77058 toll free: 866-660-8156 fax: 281.486.0217 www.vertexenergy.com
Vertex Energy, Inc.

October 15, 2014

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3355

Re:          Vertex Energy, Inc.
Form 10-K
Filed March 25, 2014
File No. 1-11476

Dear Mr. O’Brien,

Vertex Energy, Inc. (the “Company”, “Vertex Energy,” “we,” and “us”) has the following responses to your September 24, 2014 comment letter:

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis, page 36

Results of Operations, page 38

1.Please tell us and revise future filings as applicable, beginning with your September 30, 2014 Form 10-Q, to quantify the impact that your recent acquisitions (Holdings, E-Source and Omega) have had on your consolidated revenues and gross profits. Refer to Item 303(a) of Regulation S-K.

COMPANY RESPONSE:

Future periodic filings, beginning with our September 30, 2014, Form 10-Q, will be revised to quantify the impact of recent acquisitions (E-Source and Omega) on consolidated revenues and gross profits. The impact to the year ended December 31, 2013, the three month period ended March 31, 2014 and the six month period ended June 30, 2014 are as follows:

Mr Terence O'Brien
October 15, 2014

		Impact on
Acquisition	Period	Revenue	Gross Profit

E-Source	Twelve months ended December 31, 2014	$5,229,709	$1,911,459

E-Source	Three months ended March 31, 2014	$2,115,557	$951,002

E-Source	Six months ended June 30, 2014	$4,587,318	$1,235,074

Omega	Six months ended June 30, 2014	$18,103,611	$2,819,962

However, we believe providing estimated revenue and gross profit benefits relating to the Holdings acquisition would be difficult to produce and confusing to readers.  The reason for this is that the Holdings business has been 100% integrated into the Company’s Black Oil business segment for two years now and only reduces overall Cost of Goods for the organization as a whole.  There was very little revenue impact from the Holdings acquisition attributed to the Company.

2.Please provide us with an analysis addressing whether the merger with Acquisition Sub/B&S LP in September 2012 was effectuated between entities under common control, per ASC 805-50-30-5. Tell us the voting ownership interest of Mr. Cowart in the entities, as well as other individuals or any group of shareholders in the entities, where applicable to the analysis.

COMPANY RESPONSE:

Mr. Cowart’s voting control interest in B&S LP was 100% and his voting interest in Vertex Energy, Inc. at the time of the transaction was approximately 33%. Due to Mr. Cowart’s ownership in Vertex Energy, Inc. of approximately 33% it was determined that these entities were not under common control per ASC 805-50-30-5.

Mr. Cowart’s voting control interest in Vertex Holdings, L.P. (which in turn owned Acquisition Sub)(“Holdings”) was 77%, Chris Carlson, the Company’s CFO held 10% of Holdings and Greg Wallace, a significant employee of the Company, held 6.25% of Holdings.  Mr. Cowart’s voting interest in the Company at the time of the transaction was approximately 33%, Mr. Carlson’s was approximately 5% and Mr. Wallace’s was approximately 3%.  As such due to the combined ownership of approximately 41% it was determined that these entities were not under common control per ASC 805-50-30-5.

Mr Terence O'Brien
October 15, 2014

Based on the analysis above in relation to ASC 805-50-30-5, as a group, the related party ownership of the Company was less than 50% and therefore the voting ownership interest of each entity is not greater than 50%, and we did not view the transaction(s) to be between entities under common control.

3.Please revise future filings to quantify the impact that the KMTEX Tolling Agreement has on your financial statements for the periods presented. Also, we note the parties continued to operate under the terms of the agreement after it expired on June 30, 2010. Please explain the reason the new agreement is retroactive to June 1, 2012, and tell us the impact this had on the transactions that already occurred by April 2013.

COMPANY RESPONSE

The new KMTEX agreement entered into on April 17, 2013, was retroactive to June 1, 2012 by the agreement of both parties due to the length of time that it took to finalize the contract negotiations of the renewal after the expiration of the prior agreement (as amended) on June 30, 2011. Specifically, the parties first began negotiating the new agreement in December 2012 with the original goal of ratifying the fact that the parties had been operating substantially under the terms of the prior agreement (notwithstanding its prior termination) since January 1, 2012, without modifying any of the transactions that had occurred prior to the date of the adoption of the new agreement; however, the final terms of such agreement were not finalized until April 2013. The pricing structure changes per the contract dated April 17, 2013 were effective as of January 1, 2013. KMTEX did not charge back fees retroactively to June 1, 2012 and the January 1, 2012 effective date of the agreement did not have any impact on transactions that had already occurred by April 2013. Future filings will be revised to reflect any financial statement impact for the periods presented related to the KMTEX Tolling Agreement.

During the three months ended June 30, 2014, the processing costs for our Refining & Marketing business located at KMTEX were $1,043,243.  In addition, we have provided the results of operations for this segment of our business below during the same three month period, which includes similar information which we propose including in future filings.

THREE MONTHS ENDED JUNE 30, 2014
	Refining & Marketing
Revenues		$18,517,819

Income (loss) from operations		$768,209

Note 6. Goodwill, page F-13

Mr Terence O'Brien
October 15, 2014

4.In future filings please provide a rollforward for goodwill by segment. Refer to ASC 350-20-50-1.

COMPANY RESPONSE

A rollforward by segment will be provided in future filings.

Below is an example of what this would have looked like at June 30, 2014.

	Black Oil	Refining & Marketing	Vertex Recovery

Goodwill	$4,922,353	$-	$-

Note 16. Segment Reporting, page F-22

5.You state on page 6 that you generate “Substantially all of our revenue from the sale of four product categories”: used motor oil, fuel oil, pygas, and gasoline blendstock. Please revise future filings to provide herein the information required by ASC 280-10-50-40.

COMPANY RESPONSE

We believe that we are already disclosing information required by ASC 280-10-50-40.

Our Black Oil Segment is where we report our Used Motor Oil activity which contains our activity associated with refining Used Motor Oil to a vacuum gas oil (VGO) product as well as our processing activity which produces a slightly lower quality VGO product referred to as Thermal Chemical Extraction Process or (TCEP) Technology.

Our Refining & Marketing division is where we report our refining and distillation activity which produces three key products; fuel oil, pygas and gasoline blendstock, each of which are fuel products that are refined and processed at the KMTEX facility.

It’s our understanding that the categorization of these product streams is being reported appropriately based on the following:

•       The nature of the products and services;
•       The nature of the production processes;
•       The type or class of customer for each of our products and services; and
•       The methods used to distribute their products or provide these services.

Mr Terence O'Brien
October 15, 2014

Below we have included sample disclosures for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013, which will be substantially similar to the disclosures we plan to include in future periodic reports:

Mr Terence O'Brien
October 15, 2014

Years ended December 31, 2013 and 2012

	2013					2012
	% of	% of	% of revenue by segment			% of	% of	% of revenue by segment
	Revenues	Receivables	Black Oil	Refining	Recovery	Revenues	Receivables	Black Oil	Refining	Recovery

Customer 1	40%	21%	72%	28%	0%	25%	54%	98%	2%	0%
Customer 2	10%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Customer 3	9%	0%	64%	36%	0%	13%	0%	3%	97%	0%
Customer 4	8%	20%	0%	100%	0%	12%	15%	0%	100%	0%
Customer 5	4%	23%	88%	12%	0%	0%	0%	0%	0%	0%
Customer 6	1%	0%	0%	100%	0%	4%	12%	0%	100%	0%
Customer 7	0%	0%	0%	0%	0%	31%	0%	100%	0%	0%

Six months ended June 30, 2014 and 2013

	2014					2013
	% of	% of	% of revenue by segment			% of	% of	% of revenue by segment
	Revenues	Receivables	Black Oil	Refining	Recovery	Revenues	Receivables	Black Oil	Refining	Recovery

Customer 1	36%	19%	100%	0%	0%	0%	0%	0%	0%	0%
Customer 2	16%	3%	13%	87%	0%	54%	40%	95%	5%	0%
Customer 3	14%	25%	100%	0%	0%	0%	0%	0%	0%	0%
Customer 4	11%	9%	0%	100%	0%	8%	0%	0%	100%	0%
Customer 5	7%	9%	0%	100%	0%	10%	30%	0%	100%	0%
Customer 6	0%	0%	0%	0%	0%	3%	12%	0%	100%	0%

Mr Terence O'Brien
October 15, 2014

Form 10-Q Notes Payable, page F-5

6.Given the substantial indebtedness incurred by the Omega acquisition, please revise this footnote in future filings, beginning with your September 30, 2014 Form 10-Q, to list each of your debt instruments and their major terms individually and to quantify the amount outstanding for each as of the balance sheet date. For example, it is not clear from the description on page 16 how much, if any, of the aggregate $13.9 million Omega Secured Note, is outstanding as of June 30, 2014.

COMPANY RESPONSE

Future filings, beginning with our September 30, 2014, Form 10-Q, will contain a detailed listing and major terms for all outstanding debt instruments and will quantify the amount outstanding for each as of the balance sheet dates.

Management’s Discussion and Analysis, page 36

7.We note your disclosure on page F-12 that you were required to file and obtain effectiveness of a registration statement within 90 days following the Initial Closing (if the Commission did not review the filing), registering the shares of common stock “issuable in connection with the acquisition,” which registration statement was declared effective on July 29, 2014. We note the amount due at the Final Closing will include among other items, “the issuance of 1,500,000 shares of Vertex’s common stock.” It is not clear whether the Form S-3 filed July 18, 2014, registers these 1.5 million shares. Please explain and/or clarify in future filings whether you expect you will need to file and obtain effectiveness of another registration statement that registers the 1.5 million shares in connection with the Final Closing.

COMPANY RESPONSE

Future filings, beginning with the September 30, 2014, Form 10-Q, will explain and/or clarify that we do not plan (nor are we required pursuant to the terms of the agreements) to file and/or obtain effectiveness of another registration statement that registers the 1.5 million shares issuable in connection with the Final Closing; however, to clarify the prior disclosure in this response, the Form S-3 filed July 18, 2014, did not register the 1.5 million shares that have yet to be issued and which will only be due following the Final Closing, which shares aren’t currently contemplated to be registered.

Management’s Discussion and Analysis, page 13

Mr Terence O'Brien
October 15, 2014

8.We note total revenues increased 105% for the quarter ended June 30, 2014, compared to the year-ago period, and increased 75% for the six months then ended, compared to the year-ago period. You explain on pages 23 and 26 that revenues increased due primarily to an increase in overall volume of product sold, which volume increase you attribute to the “past twelve months of cutterstock produced through our TCEP operation” as well as the impact of the Marrero facility which was acquired as part of the Omega acquisition. Please quantify the impact of each factor discussed and explain the underlying reasons for each factor. For example, describe the underlying causes of the increase in volume of cutterstock produced and explain why these factors did not appear to have as material an impact on the first quarter of 2014.

The volumes in Cutterstock produced during Q1 2014 vs. Q1 2013 improved by 40%, and the increase in Cutterstock during Q2 2014 vs. Q1 2013 improved by 117%. As you can see the improvement and thus the impact was greatest in Q2 of 2014. Although we saw gradual improvement over the 12 month period ended June 30, 2014, the greatest impact was in Q2 of 2014. The reason for the sharp increase in volume in Q2 of 2014 was related to investments that have been made at the TCEP facility during the second half of 2013 related to expansion of additional capacity as well as additional efficiencies created at our TCEP operations allowing for increased daily production.  Revenue increased 49% from Q1 2014 to Q2 2014.

The Marrero facility acquired through the Omega acquisition came on-line May 2, 2014 as part of the first closing of the Omega acquisition. Due to not having Omega during the first quarter of 2014, there was no impact from this business unit until the second quarter of 2014.  The Marrero facility contributed $18.1 million dollars in revenue during the second quarter of 2014.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/	Chris Carlson
Chris Carlson
Chief Financial Officer